UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 to Schedule 13D)*

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(CUSIP Number)

John Lutz

Heidi Steele

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Names of Reporting Persons Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 73,115,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,115,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person IN

1. Based on 763,577,533 shares of Common Stock outstanding as of March 30, 2022, as reported in the Issuer’s 2022 Annual Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 12, 2022.

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Elon Musk (the “Reporting Person”) that was filed with the Securities and Exchange Commission on April 5, 2022, as amended on April 11, 2022, April 14, 2022, April 21, 2022, and April 26, 2022 (collectively, including this amendment, the “Schedule 13D”), with respect to the Common Stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc. (the “Issuer” or “Twitter”). This amendment to the Schedule 13D constitutes Amendment No. 5 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 25, 2022, X Holdings I, Inc. (“Parent”), X Holdings II, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the purpose of certain provisions of the Merger Agreement, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). Parent is wholly owned by the Reporting Person.

Under the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock (subject to certain exceptions set forth in the Merger Agreement) will be canceled and converted into the right to receive $54.20 in cash, without interest (the “Merger Consideration”).

At the effective time of the Merger, Issuer’s equity-based awards (other than stock options) generally will be treated in the following manner:

•      Each outstanding equity-based award, to the extent then vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the amount of the Merger Consideration by (2) the total number of shares of Issuer’s common stock then subject to the then-vested portion of such equity-based award (and with respect to any vested equity-based awards subject to performance vesting conditions, calculated based on the achievement of the applicable performance metrics at the level of performance at which such equity-based award vested in accordance with its terms).

•      Each outstanding equity-based award, to the extent not then vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the amount of the Merger Consideration by (2) the total number of shares of Issuer’s common stock subject to the then-unvested portion of such equity-based award (and with respect to any unvested equity-based awards subject to performance vesting conditions, calculated based on the achievement of the applicable performance metrics at the target level of performance). Such cash amount will, subject to the holder’s continued service with Parent and its affiliates (including Issuer) through the applicable vesting dates, vest and be payable in accordance with the existing vesting schedule and other terms and conditions of such equity-based award (other than performance-based vesting conditions).

At the effective time of the Merger, Issuer’s stock options will be treated in the following manner:

•      Each outstanding stock option, to the extent then vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Issuer’s common stock underlying such stock option by (2) the total number of shares of Issuer’s common stock subject to such stock option.

•      Each outstanding stock option, to the extent not then vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Issuer’s common stock underlying such stock option by (2) the total number of shares of Twitter’s common stock subject to the then-unvested portion of such stock option. Such cash amount will, subject to the holder’s continued service with Parent and its affiliates (including Issuer) through the applicable vesting dates, vest and be payable in accordance with the existing vesting schedule and other terms and conditions of such stock option.

•      Any stock option, whether vested or unvested, for which the exercise price per share attributable to such stock option is equal to or greater than the Merger Consideration will be canceled without any cash payment being made in respect thereof.

 Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (1) approval of the Merger Agreement by Issuer’s stockholders; (2) the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and clearance under the antitrust and foreign investment laws of the United States and certain non-United States jurisdictions; and (3) the absence of any law or order by a governmental authority of the United States or certain non-United States jurisdictions that has the effect of rendering illegal or prohibiting consummation of the Merger, or causing the Merger to be rescinded following the completion thereof.

The Merger Agreement contains customary representations, warranties and covenants made by each of Issuer, Parent, Merger Sub and, for purposes of certain provisions, the Reporting Person, including, among others, covenants by Issuer regarding the conduct of its business prior to the closing of the Merger. Beginning on the date of the Merger Agreement, Issuer is subject to customary “no-shop” restrictions pursuant to which the Issuer may not, among other things: (1) solicit, initiate, knowingly encourage or knowingly facilitate any substantive discussion, offer or request that constitutes or would reasonably be expected to lead to a competing acquisition proposal; or (2) subject to certain exceptions, engage in negotiations or substantive discussions with, or furnish any material non-public information to, any person relating to a competing acquisition proposal or any inquiry or proposal that would reasonably be expected to lead to a competing acquisition proposal. In addition, the Issuer has agreed that, subject to certain exceptions, the Board of Directors of the Issuer (the “Board”) will not recommend that the Issuer’s stockholders vote against the adoption of the Merger Agreement or in favor of any competing acquisition proposal. The Issuer has also agreed that it will file with the Securities and Exchange Commission a proxy statement in preliminary form relating to the adoption of the Merger Agreement by the Issuer’s stockholders as promptly as reasonably practicable after the date of the Merger Agreement, and will convene and hold a special meeting of the Issuer’s stockholders for the purpose of seeking the adoption of the Merger Agreement as promptly as practicable after the proxy statement in definitive form is ready to be filed, subject to the terms of the Merger Agreement.

Either the Issuer or Parent may terminate the Merger Agreement if, among certain other circumstances, (1) the Merger has not been consummated on or before October 24, 2022, which date will be extended for six months if the closing conditions related to applicable antitrust and foreign investment clearances and the absence of any applicable law or order making illegal or prohibiting the Merger have not been satisfied as of such date; or (2) the Issuer’s stockholders fail to adopt the Merger Agreement. The Issuer may terminate the Merger Agreement in certain additional limited circumstances, including to allow the Issuer to enter into a definitive agreement for a competing acquisition proposal that constitutes a Superior Proposal (as defined in the Merger Agreement). Parent may terminate the Merger Agreement in certain additional limited circumstances, including prior to the adoption of the Merger Agreement by the Issuer’s stockholders if the Board recommends that the Issuer’s stockholders vote against the adoption of the Merger Agreement or in favor of any competing acquisition proposal.

Upon termination of the Merger Agreement under specified limited circumstances, the Issuer will be required to pay Parent a termination fee of $1.0 billion. Specifically, this termination fee is payable by the Issuer to Parent because (1) the Issuer terminates the Merger Agreement to allow the Issuer to enter into a definitive agreement for a competing acquisition proposal that constitutes a Superior Proposal; or (2) Parent terminates the Merger Agreement because the Board recommends that the Issuer’s stockholders vote against the adoption of the Merger Agreement or in favor of any competing acquisition proposal. This termination fee will also be payable by the Issuer to Parent in the event that, generally, (1) a competing acquisition proposal for 50% or more of the stock or consolidated assets of the Issuer has been publicly announced and not withdrawn, (2) the Merger Agreement is terminated because the Issuer’s stockholders fail to adopt the Merger Agreement or because the Issuer materially breaches the Merger Agreement, and (3) within twelve months of such termination of the Merger Agreement, the Issuer enters into a definitive agreement providing for a competing acquisition proposal for 50% or more of the stock or consolidated assets of the Issuer and such acquisition is subsequently consummated.

Upon termination of the Merger Agreement under other specified limited circumstances, Parent will be required to pay the Issuer a termination fee of $1.0 billion. Specifically, this termination fee is payable by Parent to the Issuer if the Merger Agreement is terminated by the Issuer because (1) the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger are satisfied and the Parent fails to consummate the Merger as required pursuant to, and in the circumstances specified in, the Merger Agreement; or (2) Parent or Merger Sub’s breaches of its representations, warranties or covenants in a manner that would cause the related closing conditions to not be satisfied.

The Reporting Person has provided the Issuer with a limited guarantee in favor of the Issuer (the “Limited Guarantee”). The Limited Guarantee guarantees, among other things, the payment of the termination fee payable by Parent to the Issuer, subject to the conditions set forth in the Limited Guarantee.

Pursuant to the Amended Equity Commitment Letter entered into on April 25, 2022, and subject to the terms thereof, the Reporting Person committed to provide Parent, at the effective time of the Merger, with an equity contribution of up to approximately $21 billion. Pursuant to the April 25 Debt Commitment Letter, and subject to the terms and conditions set forth therein, the commitment parties party thereto committed to provide to Merger Sub, at the effective time of the Merger, debt financing of approximately $13 billion. Pursuant to the April 25 Margin Loan Commitment Letter, and subject to the terms and conditions set forth therein, the commitment parties party thereto committed to provide to X Holdings III, LLC, a Delaware limited liability company wholly owned by the Reporting Person, at the effective time of the Merger, margin loan financing of approximately $12.5 billion, the proceeds of which will be distributed or otherwise made available to Merger Sub.

The Merger Agreement also provides that the Issuer, on one hand, or Parent and Merger Sub, on the other hand, may specifically enforce the obligations under the Merger Agreement, except that the Issuer may only cause the Reporting Person’s equity financing commitment to be funded in circumstances where the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger are satisfied and the debt and margin loan financing is funded or available. As described above, if the conditions to Parent’s and Merger Sub’s obligations to complete the Merger are satisfied and Parent fails to consummate the Merger as required pursuant to the Merger Agreement, including because the equity, debt and/or margin loan financing is not funded, Parent will be required to pay the Issuer a termination fee of $1.0 billion.

The Merger Agreement contains representations and warranties by each of Parent, Merger Sub and Twitter. These representations and warranties were made solely for the benefit of the parties to the Merger Agreement and:

•	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement;
•	may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws; and
•	were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Limited Guarantee are qualified in their entirety by reference to the full text of the Merger Agreement and the Limited Guarantee, copies of which are attached hereto as Exhibits K and L, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit K:	Agreement and Plan of Merger, dated April 25, 2022 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 26, 2022).

Exhibit L:	Limited Guarantee, dated April 25, 2022

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2022

ELON R. MUSK

/s/ Elon R. Musk